December 14, 2010

Richard DeCicco, President
Iconic Brands, Inc.
1174 Route 109
Lindenhurst, New York 11757

      RE: **Iconic Brands, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed April 16, 2010;
              Form 10-Q for Quarter Ended March 31, 2010
              Filed May 13, 2010;
              Form 10-Q for Quarter Ended June 30, 2010
              Filed August 16, 2010
              File No. 0-53162

Dear Mr. DeCicco:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Additional Issuances of Common Stock, page 8

1. Please provide the disclosure required by Item 701 of Regulation S-K for each transaction in this section.

Management's Discussion and Analysis of Financial Condition…, page 8

2. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general

emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

3. Please provide a more detailed discussion as to the reasons for the changes in the results of operations. For instance, please discuss in greater detail the re-focus on celebrity branded products and how that resulted in the sales decreasing by over 50% for 2009 as compared to 2008.

4. Please provide a more detailed discussion of liquidity and capital resources and your sources of funding. We note the disclosure in footnote six to the financial statements that indicate you have debt past due of $175,000 as of December 31, 2009. Please include a discussion in this section.

Part III

Directors, Executive Officers, Promoters… page 15

5. Please provide the disclosure required by Item 401(e)(1) of Regulation S-K for each director regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time the disclosure is made.

Executive Compensation, page 16

6. We note that your named executive officers did not receive any compensation in 2009, even though they have employment agreements, and the amounts received in 2008 were considerably less than the employment agreement amounts. Please provide in the narrative to the summary compensation table the reason for no salaries were paid in 2009 and decreased salaries in 2008. To the extent the salary has been deferred, we direct your attention to Instruction 4 to Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 17

7. Please provide the disclosure required by Item 404 of Regulation S-K. For instance, we note the amounts owed to related parties, as set forth in footnote six to the financial statements.

Exhibits

8. Please file or incorporate by reference the exhibits required by Item 601 of Regulation S-K and list in the exhibits index. See for guidance Question 146.02 to the Compliance and Disclosure Interpretations.

9. We note that you have a perpetual license agreement with Seven Cellos LLC. Please file the agreement as an exhibit. We are only able to locate an addendum to the agreement that was filed with the Form 8-K filed on June 16, 2009.

10. In addition, we note the other license agreements and the manufacturing agreement. Please file these agreements as exhibits or explain why you believe these agreements are not material. We also note the reference to the employment contracts on page 12. Please file as exhibits.

11. We note that Exhibit 10.1 to the Form 8-K filed June 16, 2009, Exhibit 10.1 to the Form 8-K filed August 25, 2009, and Exhibit 10.1 to the second Form 8-K filed August 25, 2009 are missing exhibits and/or schedules. Please confirm that you will file such exhibits in their entirety with your next periodic report.

Signatures

12. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K.

Consolidated Statement of Operations, page F-3

13. Please revise your earnings per share presentation to reflect the recapitalization in the period preceding the merger by applying the exchange ratio established in the merger agreement (i.e. the ratio of the number of shares issued by the legal acquirer in exchange for the number of shares of the legal target/accounting acquirer).

Consolidated Statements of Changes in Stockholders' Equity (Deficiency), page F-4

14. It appears your issuance of 15,158,000 common shares to acquire Harbrew Imports, Ltd. is in addition to the 27,352,301 common shares described in footnotes one and seven. Tell us and add disclosure stating the name of the individual(s) receiving the 15,158,000 shares and the business purpose for their issuance. Also, explain to us and disclose the 975,000 shares issued and included in the 19,634,112 shares that are also not explained in your summary of shares issued in connection with the Merger Agreement at page F-14.

15. Under Item 1 on page one you disclose the Company issued 27,151,984 common shares to designees of Harbrew New York at the closing of the merger. This amount corresponds with section 2.04(d) of the Merger Agreement filed as Exhibit 2.1 to your Form 8-K filed June 16, 2009. On pages F-6 and F-14 you disclose the issuance of 27,352,301 common shares, a difference of 200,317 shares. Please revise your disclosures to consistently state the number of shares actually delivered in the merger.

Notes to Consolidated Financial Statements, page F-6

7. Stockholders' Equity, page F-13

16. We note that Series B Preferred Stock permits holders the option to settle by converting into common stock at the lower of two dollars per share or the volume weighted average price per share for the 20 trading days prior to the conversion date. Since an option exists to settle by issuing a variable number of common shares, please tell us why you have not presented this amount as a liability under the provisions of FASB ASC 480-10-25-14(a). See ASC 480-10-55-22 for a further discussion.

Item 15. Exhibits, Financial Statement Schedules, page 18

17. Please amend your filing to include the certifications required to be signed by your Principal Financial Officer. See Items 601(b)(31) and (32) of Regulation S-K.

General

18. Please amend your Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 to comply with our Management's Discussion and Analysis comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, staff accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (631) 991-3175